Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

September 2, 2009

Attn: Terence O’Brien

Attn: Melinda Hooker

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

P2 Solar, Inc.

Form 8-K Item 4.01 filed August 5, 2009

File No. 333-91190

Dear Ms. Hooker and Mr. O’Brien:

On behalf of P2 Solar, Inc., a Delaware corporation (the “Company”), enclosed please find our responses to the comment letters dated August 6, 2009 and August 31, 2009:

Comment Letter – August 6, 2009

1.

Please revise your disclosure to disclose, if true, there were no reportable events during the registrant’s two most recent fiscal years and any subsequent interim period through the date of change in accountants.  Refer to Item 304(a)(1)(v) of Regulation S-K.

Response.  In response to comment 1, the Company has filed an amended 8-K on Form 8-K/A with the Securities and Exchange Commission in which the Company has revised its disclosure to include the following disclosure:

 “Furthermore, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K during the registrant’s two most recent fiscal years and the subsequent interim period up to and including the date of the Registrants dismissal of Moore.”

2.

To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Response.  In response to comment 2, the Company has disclosed that, due to the revocation of Moore and Associated Chartered Accountants (“Moore”), the Company was unable to obtain an updated Exhibit 16 letter from Moore.

Comment Letter - August 31, 2009

Response. In response to the comment letter dated August 31, 2009, the Company has included the following disclosure in its Form 8-K/A that was filed with the Securities and Exchange Commission:

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“On August 27, 2009, the PCAOB revoked the registration of Moore due to violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality control standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.  Furthermore, as a result of Moore’s revocation, the Registrant has been unable to obtain an amended Exhibit 16 responsive letter relating to this amended filing on Form 8-K/A from Moore; accordingly, no responsive letter is filed as an exhibit to this Form 8-K/A.”

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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